EPEC Holdings, Inc.

Consolidated Statements of Operations

	For the Year Ended December 31,	
	2018	**2017**
Revenues		
Sales	$ 75,319	$ -
License fees	-	50,255
Total revenues	75,319	50,255
Cost of goods sold	40,946	-
Gross profit	34,373	50,255
Operating expenses:		
Selling, general and administrative expenses	424,510	221,414
Depreciation	20,996	-
Stock compensation	2,700	232,900
Tangible asset impairment	-	4,095
Total operating expenses	448,206	458,409
Net operating loss	(413,834)	(408,154)
Other income (expense):		
Impairment of long-lived assets	(174,205)	-
Interest income	1,841	1,859
Other income	8,649	
Interest expense	(61,952)	(9,286)
Total other income (expense)	(225,667)	(7,427)
Net loss	$ (639,500)	$ (415,581)